UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number: 001-36619

Affimed N.V.

Im Neuenheimer Feld 582,

69120 Heidelberg,

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

AFFIMED N.V.

On December 9, 2021, Affimed N.V. (Nasdaq: AFMD) (“Affimed”) issued a press release titled “Affimed to Host Virtual Investor Call Today to Discuss Treatment of CD30-positive Lymphoma Patients with Cord Blood-derived Natural Killer Cells Pre-complexed with Innate Cell Engager AFM13.”

Affimed announced today that it will host today a financial community call to discuss recent findings from the investigator-sponsored trial (IST) at The University of Texas MD Anderson Cancer Center investigating the treatment of CD30-positive lymphoma patients with its innate cell engager (ICE®) AFM13, pre-complexed with cord blood-derived natural killer (cbNK) cells (AFM13-104).

A treatment cycle consists of lymphodepleting chemotherapy with fludarabine and cyclophosphamide followed two days later by a single infusion of cytokine-preactivated and expanded cbNK cells that are pre-complexed with AFM13, followed by three weekly infusions of AFM13 (200 mg) monotherapy. Responses are assessed on day 28 by FDG-PET and patients can receive up to two cycles. Three patients were treated with 1×106, three patients with 1×107 and 13 patients with 1×108 AFM13-pre-complexed cbNK cells per kg body weight.

Response Assessment

A total of 19 patients with CD30-positive relapsed or refractory Hodgkin and non-Hodgkin lymphomas (17 and 2 patients, respectively) have been treated to date across three dose cohorts. According to investigator assessment, 17 of 19 patients had achieved an objective response (ORR 89.5%) to the treatment, with seven complete responses (CR 36.8%) and ten partial responses (PR 52.6%).

In patients treated at the RP2D level of 1x108 cbNK cells per kg, 12 of 13 had classical Hodgkin lymphoma and 1 patient had CD30-positive NHL. In this cohort, 100% of patients responded after the first cycle of treatment with five CRs (38.5%) and seven PRs (61.5%). All patients treated at the RP2D have now received a second cycle of therapy. Response evaluation after cycle 2 will be reported at a future scientific conference.

Initial Durability of Response Observations

Nine patients treated in the dose escalation phase of the study had follow-up at 6 months. Of note, the three patients treated at the RP2D remain in remission at 6 months after start of treatment, two without additional treatment and one on anti-PD-1 antibody maintenance.

In the four responders out of six treated at the two lower dose levels, one patient, who started treatment in September 2020, remains in remission after consolidation autologous stem cell transplant, and three relapsed at 3.4, 4.8 and 6.3 months after start of therapy.

Safety

Five reported cases of transient infusion related reactions were reported after the monotherapy infusions of AFM13. Of note, there were no instances of serious adverse events such as cytokine release syndrome, immune cell-associated neurotoxicity syndrome or graft-versus-host disease.

Conference Call/Webcast Information

The event today will include a review of Affimed’s approach to activating the innate immune system in the fight against cancer, preclinical data supporting the combination of Affimed’s ICE® molecules with adoptive NK cell transfer, a review of the treatment challenges and clinical opportunities for CD30+ lymphomas, and review of the interim data from AFM13-104 by the study’s principal investigator, Yago L. Nieto, M.D., Ph.D., professor of Stem Cell Transplantation and Cellular Therapy at of The University of Texas MD Anderson Cancer Center.

Affimed will host a conference call and webcast today, December 9th, 2021, at 8:30 a.m. EST. To access the call, please dial +1 (409) 220-9054 for U.S. callers, or +44 (0) 8000 323836 for international callers, and reference passcode 3065475 approximately 15 minutes prior to the call. A live audio webcast of the conference call will be available in the “Webcasts” section on the “Investors” page of the Affimed website at https://www.affimed.com/webcasts/investor-day/ or https://edge.media-server.com/mmc/p/zzwismtq. A replay of the webcast will be accessible at the same link for 30 days following the call.

A copy of the press release is attached hereto as Exhibit 99.1 and is being furnished and shall not be deemed filed or incorporated by reference into any other filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as expressly set forth by specific reference in such a filing.

Forward-Looking Statements

This Current Report on Form 6-K contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the potential of AFM13, AFM24, and our other product candidates, the value of our ROCK® platform, our ongoing and planned preclinical development and clinical trials, our collaborations and development of our products in combination with other therapies, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates, our intellectual property position, our collaboration activities, our ability to develop commercial functions, clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us, impacts of the COVID-19 pandemic, the benefits to Affimed of orphan drug designation and the risks, uncertainties and other factors described under the heading “Risk Factors” in Affimed’s filings with the SEC. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Heidelberg, Germany on December 9, 2021.

AFFIMED N.V.

By:	/s/ Adi Hoess
Name: Adi Hoess
Title: Chief Executive Officer

By:	/s/ Angus Smith
Name: Angus Smith
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Affimed N.V. Press Release dated December 9, 2021